Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated August 13, 2014, relating to the combined balance sheets of Vista Outdoor, a wholly-owned business of Alliant Techsystems Inc., as of March 31, 2014 and 2013, and the related combined statements of comprehensive income, parent’s equity, and cash flows for each of the three years in the period ended March 31, 2014 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the preparation of the financial statements from the consolidated financial statements and accounting records of Alliant Techsystems Inc. and certain expense allocations from Alliant Techsystems Inc. corporate functions) appearing in the Form 10 of Vista Outdoor Inc.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

February 6, 2015